EXHIBIT 99.1

THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd. - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of the reserves of Gran Tierra Energy Inc. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated the reserves of the Company as at December 31, 2009. The completion date of our report is February 1, 2010.

iii.	The following table sets forth the geographic area covered by our report, proved reserves estimated using constant prices and costs, and the proportion of the total company that we have evaluated.

	Company Net Reserves
	Crude Oil	Natural Gas	Natural Gas Liquids	Oil Equivalent[1]
Category	Mbbl	MMcf	Mbbl	Mbbl
Proved
Developed
Argentina	1075	756	5	1205
Colombia	20194	1113	0	20380
Undeveloped
Argentina	211	0	0	211
Colombia	597	0	0	597
Total Proved	22077	1869	5	22393

Probable
Developed
Argentina	822	1087	7	1010
Colombia	4002	652	0	4111
Undeveloped
Argentina	20	0	0	20
Colombia	969	0	0	969
Total Probable	5814	1739	7	6111

Possible
Developed
Argentina	656	4266	26	1393
Colombia	6088	1388	0	6319
Undeveloped
Argentina	1254	28866	173	6238
Colombia	3341	0	0	3341
Total Possible	11339	34519	199	17291

1   Oil equivalence factors:  Crude Oil 1 bbl/bbl , Natural Gas 6 Mcf/bbl , NGL 1 bbl/bbl

Our report covers 100% of the Company’s proved oil and natural gas reserves.

iv.
As noted in item iii., our evaluation covered all of the Company’s proved reserves. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.
Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.	A summary of the Company reserves evaluated by us is provided in item iii.

GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada February 1, 2010

/s/ Leonard Herchen
Leonard L. Herchen, P. Eng.
Manager Engineering